JPMorgan Trust II

270 Park Avenue

New York, New York 10017

VIA EDGAR

August 10, 2017

Alison White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust II - File No. 811-4236 – Post-Effective Amendment No. 251

Dear Ms. White:

This letter is in response to the comments you provided on Post-Effective Amendment No. 251 (“PEA 251”) to the Registration Statement for JPMorgan Trust II (the “Trust”) with respect to Class R3 and Class R4 Shares of the JPMorgan High Yield Fund (the “Fund”). Our responses to your comments are set forth below. Except as otherwise noted below, we will incorporate the changes below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) under the Securities Act of 1933 on or about August 14, 2017. Capitalized terms used but not defined in this letter have the meanings given to them in the Trust’s Registration Statement.

1.	Comment: Please confirm that the fee waivers will be in effect for at least one year beyond the date of the prospectus.

Response: The Fund confirms that the noted fee waivers will be in effect “for no less than one year from the effective date of the Fund’s registration statement” as required by Instruction 3(e) of Item 3 of Form N-1A.

2.	Comment: Please include a copy of the completed fee and example tables in correspondence prior to the effective date of the Registration Statement for Class R3 and Class R4 Shares.

Response: Attached as Exhibit A is the first page from the draft Prospectus which includes the completed fee and example tables.

3.	Comment: The Main Risk section includes “Smaller Company Risk.” Please disclose whether the Fund will focus on companies of any particular market capitalization as part of its principal strategy.

Response: The Fund does not focus on securities of any particular market capitalization including small capitalization companies as part of its principal investment strategy. Although the Fund does not focus on securities of small capitalization companies, the corresponding risk is included under “Main Risks” to reflect that the high yield market includes securities of smaller, newer companies that are subject to the additional risks associated with such issuers.

4.	Comment: The fourth paragraph under “What are the Fund’s main investment strategies” reflects that the Fund may invest up to 30% in Loans and Unfunded Commitments. Please disclose that it may take more than seven days for transactions in bank loans to settle. Please also address how the Fund intends to meet short-term liquidity needs which may arise as a result of this lengthy settlement period.

Response: The existing disclosure under “High Yield Securities and Loan Risk” provides as follows:

“No active trading market may exist for some of the instruments and certain investments may be subject to restrictions on resale. In addition, the settlement period for Loans is uncertain as there is no standardized settlement schedule applicable to such investments. The inability to dispose of the Fund’s securities and other investments in a timely fashion could result in losses to the Fund. Because some instruments may have a more limited secondary market, liquidity and valuation risk is more pronounced for the Fund than for funds that invest primarily in other types of fixed income instruments or equity securities.”

While the existing disclosure does not specifically reference seven days, the Trust believes that its existing risk disclosure highlights that Loans may not settle in a timely fashion, thereby resulting in potential losses to the Fund. The disclosure also highlights that liquidity risks may be more pronounced for the Fund.

With respect to satisfying short-term liquidity needs, the Fund may employ a wide variety of means to meet its short-term liquidity needs. The Fund’s other investments include high yield securities that settle in seven days or less. In addition to selling such investments or by using holdings of cash or cash equivalents to meet its short-term liquidity needs, the Fund may also borrow from another fund pursuant to an exemptive order, draw on a committed line of credit, or use other short-term borrowings from its custodian.

5.	Comment: The Risk/Return Strategy discloses that the Fund may invest in convertible securities and preferred stock as part of its principal investment strategy. Please add risk disclosure corresponding to convertible securities and preferred stock to the “Main Risks” section.

Response: The purpose of the Fund’s registration statement is to register new share classes of the Fund. While we believe that the current disclosure, including “Equity Market Risk”, “Credit Risk” and “High Yield Securities and Loan Risk”, reflects the main risks associated with these types of investments in the context of this Fund, in response to the Staff’s comment, the Fund will consider additional disclosure concerning these types of investments in its next annual update, which will take effect on or about July 1, 2018.

6.	Comment: Please advise how derivatives are calculated for purposes of the Fund’s policy to invest at least 80% of its Assets in bonds, other debt securities, loan assignments and participations (Loans), commitments to purchase loan assignments (Unfunded Commitments) and preferred stocks that are rated below investment grade or unrated (the “Fund’s 80% Policy”).

Response: Derivatives are not included in the numerator for purposes of determining compliance with the Fund’s 80% Policy.

7.	Comment: In the “More About the Fund” section, “High Yield Securities Risk” includes risk disclosure concerning smaller, newer companies including the risk that they may trade less frequently. Similarly, the second paragraph under “Loan Risk” discloses that Loans may have a more limited secondary market and that liquidity risk may be more pronounced for the Fund. Please explain in correspondence how the Fund would address potential redemptions given its investments in smaller companies and Loans. In addition, please consider disclosing that the Fund may invest in smaller, newer companies in the Fund summary.

Response: As indicated in respect to Comment 4, the Fund may use a wide variety of means to meet redemptions including selling portfolio investments or by using holdings of cash equivalents. In addition, the Fund may also borrow from another fund pursuant to an exemptive order, draw on a committed line of credit, or use other short-term borrowings from its custodian.

As indicated in the Trust’s response to Comment 3, the Fund does not focus on securities of any particular market capitalization as part of its principal investment strategy but rather includes the reference to small capitalization companies in the risk section as high yield securities may include securities of smaller companies. As a result, the Trust does not believe that it is necessary to include an additional reference to smaller company securities in the Risk/Return Summary.

8.	Comment: The “Risk/Return Summary” and “More About the Fund” sections include “Privately Placed Securities Risk” as a principal risk. Please disclose in the principal strategy section that the Fund will invest in privately placed securities.

Response: The Fund includes this risk disclosure because high yield securities may include privately placed securities. While we believe that the current disclosure reflects the Fund’s principal investment strategy (i.e., to invest in below investment grade securities) and the main risks associated with the type of investments the Fund uses, in response to the Staff’s comment, the Fund will consider additional disclosure concerning privately placed securities in its next annual update which will take effect on or about July 1, 2018.

9.	Comment: The second paragraph under “Credit Quality” in the “More About the Fund” section provides as follows:

As indicated in the risk/return summary, the Fund may invest in “sub-prime” mortgage-related securities. “Sub-prime” loans, which have higher interest rates, are made to borrowers with low credit ratings or other factors that increase the risk for default. In general, these borrowers have impaired or limited credit history.

The Risk/Return summary does not reference sub-prime mortgage-related securities. Please remove the reference or revise the Risk/Return Summary to add disclosure concerning sub-prime mortgage-related securities.

Response: The Fund does not use sub-prime mortgage-related securities as part of its principal investment strategy. The reference to sub-prime mortgage-related securities will be removed.

10.	Comment: In the “More About the Fund” section, please consider combining “Smaller Company Risk” with the disclosure concerning smaller, newer companies in “High Yield Securities Risk.”

Response: The Fund will evaluate further combining the risks in its next annual update which will take effect on or about July 1, 2018.

11.	Comment: Please consider removing the definition of Required Minimum Distribution (RMD) as it does not appear in the Registration Statement.

Response: The reference to Requirement Minimum Distributions will be removed from the Glossary of Common Investment Terminology.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 213 4042.

Sincerely,

/s/ Jessica K. Ditullio

Jessica K. Ditullio
Assistant Secretary

Exhibit A

JPMorgan High Yield Fund

Class/Ticker: R3/JRJYX; R4/JRJKX

What is the goal of the Fund?

The Fund seeks a high level of current income by investing primarily in a diversified portfolio of debt securities which are rated below investment grade or unrated. Capital appreciation is a secondary objective.

Fees and Expenses of the Fund

The following table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

“Acquired Fund Fees and Expenses” are expenses incurred indirectly by the Fund through its ownership of shares in other investment companies, including affiliated money market funds, other mutual funds, exchange-traded funds and business development companies. The impact of Acquired Fund Fees and Expenses is included in the total returns of the Fund. Acquired Fund Fees and Expenses are not direct costs of the Fund, are not used to calculate the Fund’s net asset value per share and are not included in the calculation of the ratio of expenses to average net assets shown in the Financial Highlights section of the Fund’s prospectus.

ANNUAL FUND OPERATING EXPENSES (Expenses that you pay each year as a percentage of the value of your investment)
	Class R3	Class R4
Management Fees[1]	0.60%	0.60%
Distribution (Rule 12b-1) Fees	0.25	NONE
Other Expenses	0.37	0.37
Service Fees	0.25	0.25
Remainder of Other Expenses[2]	0.12	0.12
Acquired Fund Fees and Expenses[2]	0.01	0.01

Total Annual Fund Operating Expenses[1]	1.23	0.98
Fee Waivers and Expense Reimbursements[3]	(0.13)	(0.13)

Total Annual Fund Operating Expenses After Fee Waivers and Expense Reimbursements[3]	1.10	0.85

1	As of 9/1/16, the Fund’s advisory fee was reduced. Therefore, the Management Fees and Total Annual Fund Operating Expenses have been restated to reflect the current fee.

2	“Remainder of Other Expenses” and “Acquired Fund Fees and Expenses” are based on estimated amounts for the current year.

3	The Fund’s adviser and/or its affiliates have contractually agreed to waive fees and/or reimburse expenses to the extent Total Annual Fund Operating Expenses (excluding Acquired Fund Fees and Expenses other than certain money market fund fees as described below, dividend and interest expenses related to short sales, interest, taxes, expenses related to litigation and potential litigation, and extraordinary expenses) exceed 1.10% and 0.85% of the average daily net assets of Class R3 and Class R4 Shares, respectively. The Fund may invest in one or more money market funds advised by the adviser or its affiliates (affiliated money market funds). The Fund’s adviser, shareholder servicing agent and/or administrator have contractually agreed to waive fees and/or reimburse expenses in an amount sufficient to offset the respective net fees each collects from the affiliated money market funds on the Fund’s investment in such money market funds. These waivers are in effect through 8/14/18, at which time the adviser and/ or its affiliates will determine whether to renew or revise them.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses are equal to the total annual fund operating expenses after fee waivers and expense reimbursements shown in the fee table through 8/14/18 and total annual fund operating expenses thereafter. Your actual costs may be higher or lower.

WHETHER OR NOT YOU SELL YOUR SHARES, YOUR COSTS WOULD BE:
	1 Year	3 Years	5 Years	10 Years
CLASS R3 SHARES ($)	112	372	663	1,477
CLASS R4 SHARES ($)	87	299	529	1,190

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund’s performance. During the Fund’s most recent fiscal year, the Fund’s portfolio turnover rate was 52% of the average value of its portfolio.

AUGUST 15, 2017	1